Silver Point Specialty Lending Fund

Two Greenwich Plaza, Suite 1

Greenwich, Connecticut 06830

March 27, 2026

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

Attn: Nicolina McCarthy

RE: Silver Point Specialty Lending Fund (000-56533)

Dear Ms. McCarthy:

Thank you for your telephonic comments received concerning the Annual Report on Form 10-K of Silver Point Specialty Lending Fund (the “Fund”) (File No. 000-56533) for the fiscal year ended December 31, 2024. For ease of reference, we have summarized your comments below followed by our responses.

Comment 1:	Please explain where the obligations owed by the Fund for the GOJO Industries Inc. participation transaction are recorded in the Financial Statements.

Response: The GOJO Industries participation transaction is immaterial to the Fund’s financial statements taken as whole. The Fund has recorded its obligations related to the transaction in Other Liabilities on the Statement of Assets and Liabilities. Corresponding interest payments made to the third-party transferee are included in Other General and Administrative Expenses on the Statement of Operations. Further explanation of the Fund’s accounting of these obligations is provided in Footnote 34 to the Schedule of Investments, which states “The Fund sold a participating interest of approximately $3.1 million of the portfolio company’s first lien term loan. As the transaction did not qualify as a “true sale” in accordance with U.S. GAAP, the Fund recorded a corresponding $3.1 million liability, at fair value, and the secured borrowing was included in other liabilities on the consolidated statements of assets and liabilities. The associated expenses are included in other general and administrative expenses on the consolidated statements of operations.”

U.S. Securities and Exchange Commission

March 27, 2026

Comment 2:	Within Note 2 to the Financial Statements there is a reclassification note. Please explain the reclassifications applicable to the Financial Statements and where they are recorded.

Response: An immaterial reclassification was implemented to reallocate income earned on treasury bills from Other Income to Interest Income within the 2022 Statement of Operations. This reclassification was first reflected in the Fund’s 10-K for the fiscal year ended December 31, 2023, in order to conform the 2022 presentation to be consistent across all periods presented. The reclassification was maintained in the Fund’s 10-K for the fiscal year ended December 31, 2024, with no additional reclassifications recorded during that period. On a prospective basis, the Fund intends to remove the reclassification disclosure contained in Note 2 if it is no longer relevant to the financial statements.

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If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact Kevin Hardy of Skadden, Arps, Slate, Meagher & Flom LLP at (312) 407-0641 / kevin.hardy@skadden.com.

Sincerely,

/s/ Jesse Dorigo
Jesse Dorigo
Chief Financial Officer